John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
December 4, 2009
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company	John Hancock Life Insurance Company
	(U.S.A.) Separate Account H	(U.S.A.) AnnuityNote Series 1
	Form N-4 Registration Statements	Variable Annuity Contracts
(File Nos. 333-143073 &
333-143074)

	John Hancock Life Insurance Company of	John Hancock Life Insurance Company of
	New York Separate Account A	New York AnnuityNote Series 1
	Form N-4 Registration Statements	Variable Annuity Contracts
(File Nos. 333-143075 &
333-143076)
Dear Ms. White:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (the “Companies”); and John Hancock Life Insurance Company (U.S.A.) Separate Account H and John Hancock Life Insurance Company of New York Separate Account A (the “Separate Accounts”) hereby request the withdrawal of Post-Effective Amendments No. 7 to the Form N-4 Registration Statements referenced above (the “Registration Statements”), filed on October 26, 2009 (Accession Nos. 0000950123-09-053212, 0000950123-09-053219, 0000950123-09-053220 and 0000950123-09-053221) (the “Amendments”).
The Amendments were filed to revise the contracts’ fees. The Companies have since determined not to change the fees that are currently in effect under the Registration Statements. No securities were sold in connection with the anticipated fees filed in the Amendments.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,

Thomas J. Loftus Senior Counsel — Annuities